SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

RIBAPHARM INC.

(Name of Subject Company)

RIBAPHARM INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

Common Stock: 762537108

(CUSIP Number of Class of Securities)

Daniel J. Paracka

Chairman of the Board

Ribapharm Inc.

3300 Hyland Avenue

Costa Mesa, California 92626

(714) 427-6236

With Copies to:

Esteban A. Ferrer, Esq.

Paul, Hastings, Janofsky & Walker LLP

1055 Washington Boulevard

Stamford, Connecticut 06901

(203) 961-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  ☐

This Amendment No. 7 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003 and as subsequently amended (the “Schedule 14D-9”) by Ribapharm Inc., a Delaware corporation (“Ribapharm” or the “Company”), relating to the tender offer by Rx Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN”), to purchase all of the outstanding shares of Ribapharm’s common stock, par value $.01 per share, which are not currently owned by ICN and its subsidiaries (the “Publicly Held Shares”), at a purchase price of $5.60 per share (the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated June 10, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the “Offer”). The Offer is disclosed on a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on June 10, 2003 by ICN and as subsequently amended (the “Schedule TO”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2.	THE SOLICITATION OR RECOMMENDATION

Item 2 is hereby amended and supplemented by adding the following sentence after the first sentence of the third paragraph:

The Offer is also conditioned upon the redemption by Ribapharm’s Board of Directors (the “Ribapharm Board” or the “Board”) of the preferred stock purchase rights (the “Rights”) issued pursuant to the stockholder rights plan adopted by the Ribapharm Board on June 20, 2003 (the “Rights Plan”) or the Rights being otherwise rendered invalid or inapplicable to the Offer.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The subsection entitled “Certain Arrangements Between the Company and its Executive Officers, Directors and Affiliates—Employment Agreements” of Item 3 is hereby amended by replacing the phrase “the Board of Directors of Ribapharm (the “Ribapharm Board” or the “Board”)” with “the Ribapharm Board” in the first sentence of the first paragraph of such subsection.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

The subsection entitled “Solicitation/Recommendation” of Item 4 is hereby amended by replacing the phrase “a stockholder rights plan (the “Rights Plan”)” with “the Rights Plan” in the second sentence of such subsection.

The subsection entitled “Background of the Transaction” of Item 4 is hereby amended and supplemented by adding the following paragraph at the end thereof:

On July 21, 2003, ICN and Purchaser filed Amendment No. 10 to the Schedule TO, which extended the expiration date of the Offer to July 29, 2003 and amended the Offer to be conditioned upon the Ribapharm Board either redeeming the Rights issued pursuant to the Rights Plan or otherwise rendering such Rights invalid or inapplicable with respect to the Offer.

The subsection entitled “Reasons for the Recommendation—Inadequacy Opinion and Financial Analysis of Morgan Stanley” of Item 4 is hereby amended and supplemented by adding the following at the end thereof:

The Ribapharm Board believes that the “Ribapharm Base Case” (as such term is used in “Analysis of Financial Advisor,” below) represents the most likely set of financial forecasts for the Company. Accordingly, in reaching its decision to reaffirm the inadequacy of the Offer, the Ribapharm Board placed the greatest weight on Morgan Stanley’s valuation analyses related to the Ribapharm Base Case.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIBAPHARM INC.

By:	/s/ DANIEL J. PARACKA
Name: Daniel J. Paracka Title: Chairman of the Board of Directors

Dated: July 24, 2003

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